Exhibit 99.1

 Volvo Aero Appoints New President

STOCKHOLM, Sweden--(BUSINESS WIRE)--Dec. 12, 2005--Volvo Aero's (STO:VOLVA, VOLVB, NASDAQ:VOLVF) current President, Fred Bolin, has announced his intention to retire at the end of 2006 in conjunction with his 60th birthday. The new President will be Olof Persson, 41, currently president of the Canadian aircraft and train manufacturer Bombardier's Mainline and Metro division for trains and subways. Olof Persson will also be a member of the Volvo Group Executive Committee. Olof Persson will assume the position as President of Volvo Aero on July 1, 2006 and will work in parallel with Fred Bolin for a period. Olof Persson has been working since 2001 within the Canadian company Bombardier, one of the world's largest manufacturers of aircraft and trains and previously held executive positions within ABB and Daimler-Chrysler.

"Olof Persson has the right professional background and international experience required for the job of President of Volvo Aero," says Leif Johansson, CEO of the Volvo Group. "I am convinced that he will be a very valuable resource for both Volvo Aero and the Group as a whole."

Fred Bolin has worked within Volvo since 1981 and previously held positions including Chief Counsel for the Volvo Group. He was appointed President of Volvo Aero in 1997.

"Fred Bolin has served Volvo well in different positions over many years," continued Volvo CEO Leif Johansson. "He not only had a successful career as legal counsel, but also succeeded in leading and developing Volvo Aero during some of the company's toughest business years."

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The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 81,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

CONTACT: Volvo
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